 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

I-MINERALS INC.
(Name of the Issuer)

I-MINERALS INC. BV NATURAL LLC ALLEN L. BALL
(Name of Persons Filing Statement)

Common Stock, Without Par Value
(Title of Class of Securities)

795757103
(CUSIP Number of Class of Securities)

John Theobald I-Minerals Inc. Suite 1100 – 1199 West Hastings Stret Vancouver, BC V6E 3T5 Canada	Courtney Liddiard BV Natural Resource, LLC 2194 Snake River Parkway, Suite 300 Idaho Falls, Idaho, 83402 United States
With Copies to:
Charles Hethey O’Neill Law LLP Suite 704, 595 Howe Street Vancouver, BC V6C 2T5 Canada	Gerald Gaunt McCarthy Tétrault LLP Suite 2400, 745 Thurlow Street Vancouver, BC V6E 0C5 Canada

Kris Ormseth Stoel Rives LLP 101 S. Capitol Blvd., Suite 1900 Boise, Idaho 83702 United States
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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This statement is filed in connection with (check the appropriate box):

a.	[ X ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if this is a final amendment reporting the results of the transaction: [X]

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Introduction

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by I-Minerals Inc. (the “Company” or “I-Minerals”), Allen L. Ball, a former director of the Company, and BV Natural Resources, LLC (“BV Natural”), which beneficially owns 39.4% of the Company and is an affiliate of BV Lending, LLC (“BV Lending”), in connection with the disposition (the “Disposition”) of i-minerals usa, inc. (“i-minerals USA”) pursuant to a stock purchase agreement dated September 14, 2022 (the “Stock Purchase Agreement”) among the Company, i-minerals USA and BV Lending.

This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the transaction subject to this Schedule 13e-3 Transaction Statement. The Company held its Annual General and Special Meeting on March 2, 2023 (the “Meeting”), at which the Disposition was approved by a special resolution of the Company’s shareholders (the “Disposition Resolution”), and completed the Disposition on March 3, 2023. See “Item 15 Additional Information – (c) Other Material Information” for additional details.

Item 15. Additional Information

Item 15(c) is amended and supplemented by adding the following language:

(c)     Other Material Information. The Meeting to approve the Disposition was held on March 2, 2023. To approve the Disposition, the following votes were required:

1.

The affirmative vote of a special majority (two-thirds) of the Shares voted at the Meeting, in person or by proxy, on the Disposition Resolution pursuant to section 189(3) of the Canada Business Corporations Act (the “CBCA”).

2.

The affirmative vote of a majority of the Shares voted at the Meeting, in person or by proxy, on the Disposition Resolution, excluding the votes from BV Natural, Mr. Ball, their respective affiliates and any other person who is an “interested party”, pursuant to section 8.1 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Votes cast by directors and officers of the Company, and any other affiliates of the Company who are not also affiliates of BV Lending, BV Natural and Allen L. Ball, were included in the vote. Accordingly, the Disposition did not require a majority of the unaffiliated shareholders of the Company.

At the Meeting, the Disposition Resolution was approved by: (i) 93.37% of the votes cast by the Company’s shareholders pursuant to section 189(3) of the CBCA, and (ii) 84.71% of the votes cast by the Company’s shareholders, excluding votes attached to the Shares beneficially owned by BV Natural, Mr. Ball, their respective affiliates and any other person who is an “interested party”, as required to be excluded pursuant to MI 61-101.

The Disposition was completed on March 3, 2023.

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Item 16. Exhibits

Exhibit Number	Description
(a)(2)(i)	Definitive Proxy Statement (incorporated by reference to the Schedule 14A including all appendices thereto filed concurrently with this Schedule 13E-3/A with the SEC.)
(a)(2)(ii)	Notice of 2022 Annual General and Special Meeting (incorporated herein by reference to the Proxy Statement)
(a)(2)(iii)	Form of Proxy (incorporated herein by reference to the Proxy Statement)
(a)(2)(iv)	Press Release issued by the Company dated September 15, 2022 (incorporated by reference to the current report on Form 8-K filed September 19, 2022)
(a)(5)

Press Release issued by the Company dated March 2, 2023 announcing the results of the Meeting and Press Release dated March 6, 2023 announcing completion of the Disposition (incorporated by reference to the current report on Form 8-K filed March 6, 2023).

(c)(i)	Fairness Opinion (incorporated herein by reference to Appendix “D” to the Proxy Statement)
(d)(i)	Stock Purchase Agreement dated September 14, 2022 among the Company, i-minerals usa and BV Lending (incorporated herein by reference to Appendix “C” to the Proxy Statement)
(d)(ii)	Voting Support Agreements dated September 14, 2022 among Barry Girling, Matthew Anderson, John Theobald, Gary Childress and Wayne Moorhouse*
(f)	Section 190 of the Canada Business Corporations Act – Right to Dissent (incorporated by reference to Appendix “B” to the Proxy Statement)
(g)	Not Applicable
107	Filing Fee*

* Previously filed

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